Filed by ResortQuest International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Registration Statement No.: 333-108890

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders on October 13, 2003. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

On October 17, 2003, Gaylord issued two press releases which were furnished by Gaylord on Form 8-K and ResortQuest issued a press release which was furnished by ResortQuest on Form 8-K. The text of these press releases follows.

GAYLORD ENTERTAINMENT COMPANY
ANNOUNCES PROPOSED SENIOR NOTES OFFERING

NASHVILLE, TENN. (October 17, 2003) – Gaylord Entertainment Company (NYSE: GET) (the “Company”) today announced that it intends to offer, subject to market and other conditions, $225.0 million in aggregate principal amount of senior notes due 2013. The senior notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The interest rate, offering price, ultimate aggregate principal amount and other terms of the notes are to be determined by negotiations between the Company and the initial purchasers of the notes. The notes will rank equally in right of payment with the Company’s other unsecured unsubordinated debt, but will be effectively subordinated to all of the Company’s secured debt to the extent of the assets securing such debt. The notes will be guaranteed on a senior unsecured basis by each of the Company’s subsidiaries that is a borrower or guarantor under the Company’s senior secured credit facility. The Company plans to use the net proceeds of the offering to repay the Company’s subordinated term loan and mezzanine loan, to repay certain indebtedness of ResortQuest International, Inc. upon consummation of the Company’s proposed acquisition of ResortQuest, and to pay fees and expenses related to the ResortQuest acquisition and the notes offering and the repayment of indebtedness listed above.

The securities will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

The foregoing statements regarding the Company’s intentions with respect to the contemplated offering and other transactions described above are forward-looking statements under the Private Securities Litigation Reform Act of 1995, and actual results could vary materially from the statements made. The Company’s ability to complete the offering and other transactions described above successfully is subject to various risks, many of which are outside of its control, including prevailing conditions in the capital markets and other risks and uncertainties as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

INVESTOR RELATIONS CONTACTS:	MEDIA CONTACTS:

David Kloeppel, CFO	Jim Brown
Gaylord Entertainment	Gaylord Entertainment
(615) 316-6101	(615) 316-6302
dkloeppel@gaylordentertainment.com	jbrown@gaylordentertainment.com

~OR~	~OR~

John Fernquest	Dan O’Connor
Sloane & Company	Sloane & Company
(212) 446-1889	(212) 446-1865
jfernquest@sloanepr.com	doconnor@sloanepr.com

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GAYLORD ENTERTAINMENT COMPANY REVIEWS EXPECTED THIRD
QUARTER RESULTS; PROPOSES SENIOR CREDIT FACILITY AMENDMENTS

NASHVILLE, TENN. (October 17, 2003) – Gaylord Entertainment Company (NYSE: GET) (the “Company”) today announced that it expects third quarter revenues to be in a range from $96.0 million to $98.0 million, in line with previous guidance; third quarter Adjusted EBITDA(1) to be in a range from $10.9 million to $11.9 million, slightly ahead of previous guidance reflecting improved cost controls; and third quarter net income to be in a range from $10.0 million to $11.0 million.

In addition, the Company said that it has requested from its lenders for its senior secured credit facility certain amendments in connection with its proposed acquisition of ResortQuest International, Inc. and proposed prepayments of the Company’s Nashville mezzanine loan and subordinated term loan. The senior secured credit facility requires that the Company obtain the lenders’ consent to allow the prepayment of the subordinated loan and the repayment of the Nashville mezzanine loan. In addition, the Company has requested amendments to the senior secured credit facility to increase the maximum permitted borrowings under its revolving credit facility to $50.0 million (and correspondingly decrease the senior term loan to $125.0 million), to modify agreements relating to the completion reserve for the Gaylord Opryland Texas hotel (including decreasing the minimum escrowed cash balance to $15.0 million) and to increase permitted amounts for certain investments, capital expenditures, unsecured payables, equipment financing and letters of credit. The Company has also requested modifications of certain financial covenants.

ABOUT GAYLORD ENTERTAINMENT

Gaylord Entertainment Company, a leading hospitality and entertainment company based in Nashville, Tenn., owns and operates Gaylord Hotels branded properties, including the Gaylord Opryland Resort & Convention Center in Nashville and the Gaylord Palms Resort & Convention Center in Kissimmee, Fla., and the Radisson Opryland Hotel in Nashville. The Company’s entertainment brands include the Grand Ole Opry, the Ryman Auditorium, the General Jackson Showboat, the Springhouse Golf Club, the Wildhorse Saloon and WSM-AM. Gaylord Entertainment’s common stock is traded on the New York Stock Exchange under the symbol GET. For more information about the Company, visit www.gaylordentertainment.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, the impact of the SEC investigation and other costs associated with changes to the Company’s historical financial statements, business levels at the Company’s hotels, the ability to complete potential divestitures successfully and the ability to consummate financing for new developments.

Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission.

Gaylord Entertainment does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

INVESTOR RELATIONS CONTACTS:	MEDIA CONTACTS:

David Kloeppel, CFO	Jim Brown
Gaylord Entertainment	Gaylord Entertainment
(615) 316-6101	(615) 316-6302
dkloeppel@gaylordentertainment.com	jbrown@gaylordentertainment.com

~OR~	~OR~

John Fernquest	Dan O’Connor
Sloane & Company	Sloane & Company
(212) 446-1889	(212) 446-1865
jfernquest@sloanepr.com	doconnor@sloanepr.com

(1) Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash lease and naming rights agreement expenses, as well as other unusual or non-recurring or non-cash items) is in the discussion of operating results because the Company believes it allows for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions and without non-cash items and items that do not impact our ongoing operations such as pre-opening costs, restructuring charges, gains on the sale of assets, and impairment and other charges. The Company also believes Adjusted EBITDA provides an additional measure of our ability to service debt, fund capital expenditures and grow our business. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income, net income or cash from operations), nor should it be considered as an indicator of our overall financial performance. Adjusted EBITDA does not fully consider the impact of investing or financing transactions, as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of our results of operations. Our method of calculating Adjusted EBITDA may be different from the method used by other companies and therefore comparability may be limited.

ADJUSTED EBITDA RECONCILIATION

	Three Months Ended
	September 30, 2003
	Range

	Low	High

	(dollars in millions)
Adjusted EBITDA Reconciliation:
Consolidated Revenue	$96.0	$98.0

Net Income	10.0	11.0
Cumulative effect of accounting change, net of taxes	—	—
Gain on discontinued operations, net of taxes	(36.0)	(35.0)
Provision (benefit) for income taxes	(19.0)	(18.0)
Other gains and losses	—	(0.6)
Unrealized gain (loss) on derivatives	(34.0)	(32.0)
Unrealized gain (loss) on Viacom stock	59.0	58.0
Interest expense, net	10.5	9.5

Operating income (loss)	(9.5)	(7.1)
Depreciation	13.5	13.0
Amortization	1.5	1.0
Noncash lease expense	1.7	1.6
Noncash naming rights expense for Gaylord Arena	0.3	0.2
Preopening costs	3.4	3.2

Adjusted EBITDA	$10.9	$11.9

     This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest have filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest have mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

     Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information specified.

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RESORTQUEST INTERNATIONAL, INC. REVIEWS
EXPECTED THIRD QUARTER RESULTS

DESTIN, FLORIDA (October 17, 2003) – ResortQuest International, Inc. (NYSE: RZT) (the “Company”) today announced that it expects third quarter revenues to be in a range from $46.0 million to $48.2 million, third quarter Adjusted EBITDA(1) to be in a range from $12.8 million to $13.3 million and third quarter net income to be in a range from $3.0 million to $3.2 million.

ABOUT RESORTQUEST INTERNATIONAL

ResortQuest is a leading provider of vacation condominium and home rental property management services in premier destination resort locations in the United States and Canada. ResortQuest has developed a branded network of vacation rental properties and currently offers management services to approximately 20,000 vacation rental properties. ResortQuest’s operations are located in more than 50 premier beach, mountain, desert and tropical resort locations.

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of ResortQuest and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include the risks associated with obtaining the necessary consents and approvals and meeting the other conditions necessary to consummate the merger with Gaylord Entertainment Company, continued acceptance of the Company’s First Resort software, poor weather reducing the number of stays at Company managed facilities, the Company’s ability to meet its cash needs with available sources of cash, successful integration of additional acquired companies, factors affecting internal growth and management of growth, ResortQuest’s acquisition strategy and the availability of financing, the tour and travel industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology and travel providers, and other factors discussed from time to time in ResortQuest’s Securities and Exchange Commission reports, including its annual report on Form 10-K for the year ended December 31, 2002 and its quarterly report on Form 10-Q for the six months ended June 30, 2002.

Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by ResortQuest or any other person that the objectives and plans of the Company will be achieved. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or any other reason.

(1)	Adjusted EBITDA, defined as earnings before interest, taxes, depreciation and amortization, corporate relocation expense, merger related costs and impairment and other charges is presented as supplemental information in the discussion of expected operating results above because the Company believes that analysis of Adjusted EBITDA (a non-GAAP measure), along with other GAAP measurements, provides a more comprehensive representation of the Company’s financial performance. Adjusted EBITDA is commonly used in the lodging industry as a measure of performance and as a basis for valuation of lodging companies. Adjusted EBITDA should not be regarded as an alternative or replacement to any GAAP measurement of performance. All companies do not calculate Adjusted EBITDA in the same manner. As a result, our presentation of Adjusted EBITDA may not be comparable to similar titles presented by other companies. See the following reconciliation of Adjusted EBITDA to net income.

ADJUSTED EBITDA RECONCILIATION

	Three Months Ended
	September 30, 2003

	Range

	Low	High

	(dollars in millions)
Total Revenues	$46.0	$48.2

Net Income	3.0	3.2
Provision (benefit) for income taxes	3.7	4.0
Interest and other expense, net	2.5	2.5
Depreciation	1.7	1.7
Merger related costs	1.9	1.9

Adjusted EBITDA	$12.8	$13.3

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest have filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest have mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information specified.

INVESTOR RELATIONS CONTACTS:	MEDIA CONTACTS:
ResortQuest International	Sloane & Company
Mitch Collins / David Selberg	Dan O’Connor
(850) 278-4000	(212) 446-1865
Sloane & Company
John Fernquest
(212) 446-1889